Exhibit 99 (d)(6)
Rider
Term Life Insurance
On Additional Insured
This Rider is part of your policy. It is subject to the policy terms. If the terms of the Rider and policy differ, the Rider controls.
If issued at the same time as the policy, this Rider becomes effective on the Policy Date shown on Page 3. The Benefit and Charge Data will then be shown on Page 3A. Monthly charges are shown on Page 6B. If issued after the policy, this Rider becomes effective on the Rider Date. The Benefit and Charge Data will then be shown below. You will receive a new Page 6B showing monthly Guaranteed Cost of Insurance Rates.
Charges for this Rider must be paid as part of the policy premiums for the Rider to remain in force.
Benefit And Charge Data

Term of	Rider Stated	Issue	First Monthly
Insurance	Amount	Age	Charge

30 Years	$300,000	35	$22.20

Policy Number: C0000020	Additional Insured: Jane Doe

Rider Date : June 30, 2008	Owner: John Doe
Benefit
We will pay the Rider proceeds after we get due proof that the Additional Insured died while this Rider was in force. The amount of proceeds is the Rider Stated Amount for the Additional Insured.
Change of Benefit
At any time after the first policy year, you may request a change in the Rider Stated Amount for the Additional Insured to increase or decrease your coverage. The change must be at least $5,000. If we approve the change, we will send you notice of the change. The change will take effect on the first day of the next Policy Month. We may limit you to 2 changes per policy year.
Increase. To request an increase, you must send us Notice and proof that the Additional Insured can be insured. You may not increase the Rider Stated Amount to more than the maximum allowed for this type of rider.
Decrease. To request a decrease, you must send us Notice to do so. Any decrease will be applied against prior increases in the reverse order in which the increases were made. You may not decrease the Rider Stated Amount to less than $10,000.
Monthly Charges
The charge for each Policy Month is the Rider’s Cost of Insurance for the month. In addition, if the rider is added after issue, the Monthly Charge will include a monthly administrative fee.
Cost of Insurance
We calculate the Rider’s Cost of Insurance for each month as of each Process Day. The Rider’s Cost of Insurance for the initial Rider Stated Amount is determined separately from the cost for each increase in Rider Stated Amount. The Rider’s Cost of Insurance equals: (1) the Cost of Insurance Rate (monthly rate per $1,000) ; times (2) the Net Amount at Risk divided by 1,000.

Form 08-QSL-1	Ohio National Life Assurance Corporation	Page 1 of 3

Cost of Insurance Rate
The Cost of Insurance rate (or any change in such rate) for each Rider Stated Amount is based on: (1) the Additional Insured’s sex; (2) the Additional Insured’s Attained Age on the Rider Date and on the effective date of each increase in Rider Stated Amount; (3) the time elapsed since the Rider Date and the effective date of each increase in Rider Stated Amount; and (4) the Additional Insured’s risk class.
We may change the Cost of Insurance Rates based on future expectations as to investment earnings, mortality, persistency, taxes, reinsurance costs, and expenses. Any change in the Cost of Insurance Rates will be uniformly applied to all Riders of this kind and risk class. We may not increase the rates to more than those shown in the table of monthly Guaranteed Cost of Insurance Rates on page 6B. The rates are based on the 2001 CSO Smoker and Nonsmoker Table, Male and Female, Ultimate, ANB (Age Nearest Birthday).
Net Amount at Risk
The net amount at risk on any Process Day equals the Rider Stated Amount divided by (1 + the Monthly Guaranteed Minimum Interest Rate shown on Page 6).
Ownership
The Additional Insured owns this Rider unless the base policy Owner is named as the Rider Owner in the application. No one else may be named as Rider Owner.
The Rider Owner can: (1) name the Rider beneficiary; (2) choose an option for the Rider’s death proceeds; and (3) convert the Rider. This Rider may be assigned only if the base policy is assigned and if the base policy Owner is the Rider Owner. The base policy Owner has all other rights.
Conversion
This Rider may be converted to a new policy on the Additional Insured’s life: (1) prior to the Additional Insured’s attained age 70; or (2) within 31 days of the death of the primary Insured. The Additional Insured will not have to prove that he or she can be insured. If the Rider Owner is not the Additional Insured, the Additional Insured will have an additional 31 days to convert. Any converted part of this Rider is cancelled. To convert: (1) this Rider must be in force; (2) its charges must be paid to the Conversion Date, (3) we must receive your Notice to convert and the first premium for the new policy.
Conversion Date
The Conversion Date may be: (1) any Process Day while the Rider is in effect; or (2) in case of conversion at the primary Insured’s death, the date we receive your Notice to convert because of such death. The Policy Date of the new policy will be the Conversion Date. The Additional Insured must be alive on the Conversion Date.
Plan
The new policy may be any individual permanent life insurance, then offered by us, The Ohio National Life Insurance Company or any other affiliate company that we designate, at the time of conversion.
Amount
The amount of the new policy will be no more than the converted part of this Rider. Such amounts must be at least as much as our minimum limit for the selected plan at that time.
Premium
The premium for the new policy will be at our then published rates for such plans and the Additional Insured’s age at that time. The risk class for this Rider will apply to the new policy.

Form 08-QSL-1	Ohio National Life Assurance Corporation	Page 2 of 3

Riders
The new policy will have Riders only if we agree.
Incontestability and Suicide
The Incontestability and Suicide provisions of the new policy will run from the Rider Date of this Rider.
Reinstatement
You may reinstate this Rider at the same time as the base policy if: (1) we find the Additional Insured can be Insured as before; and (2) you pay enough to keep the Rider in force for at least 2 months.
Incontestability
We will not contest this Rider due to a false statement, material to the risk, which was made in your application if: (a) the Additional Insured lives more than 2 years after such Rider Stated Amount takes effect; and (b) this Rider is in force at the time of the Additional Insured’s death.
If you increase your Stated Amount, a new two year period begins as of the effective date of the increase for the amount of increase only.
Suicide
If the Additional Insured dies by suicide, while sane or insane, or by self-destruction while insane, we will not pay any Rider Stated Amount that has been in effect for less than 2 years. If the Suicide is within the first 2 Policy Years, we will pay back the amount paid for this Rider. The Rider will then be void.
Misstatement of Age or Sex
If the Additional Insured’s age or sex was misstated, the death proceeds will be adjusted to reflect the correct age and sex as described in the base policy.
Termination
This Rider ends on the first of: (1) the date the policy ends; (2) the end of the Rider term; (3) your Notice to end the Rider; or (4) the date the policy is made Paid-up Insurance.
OHIO NATIONAL LIFE ASSURANCE CORPORATION

Form 08-QSL-1	Ohio National Life Assurance Corporation	Page 3 of 3